EXHIBIT 99.1

ZJK Industrial Expands Market Presence, Strengthens Key Collaborations and Responds to Supply-Chain Shifts

Shenzhen, China, February 25, 2025 (GLOBE NEWSWIRE) – ZJK Industrial Co. Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer for AI infrastructure, consumer electronics, electric vehicles, aerospace and other smart technologies, today announced updates to the Company’s growth throughout 2024 – driven by increasing sales and the expansion of key collaborations with industry leaders – ZJK’s proactive response to supply chain shifts, and outlined its plans for continued advancement in precision manufacturing for high-performance applications.

ZJK Industrial primarily generates revenue from sales of precision metal parts, including fasteners supplied to some global leading AI computing companies and global leading consumer electronics companies. According to the unaudited financials for fiscal year 2024, the Company’s preliminary data suggests similar revenue growth to fiscal year 2023, which saw a more than 30% revenue increase, with sales proceeds from projects with NVIDIA more than doubling in 2024. The Company expects to release its 2024 audited financials on or before April 30th, 2025.

Response to Supply-Chain Shifts:

To meet the increased demand for its products, the Company continues to scale its production capacity to facilitate new opportunities and is expanding its operations in Vietnam to respond to the shift in customer supply chain requirements.

Future Outlook:

To distinguish itself from its competitors, ZJK continues to leverage its expertise in sub-assembly and advanced manufacturing solutions to support the rapidly evolving technological landscape, access additional high-margin market opportunities and deliver value to its shareholders.

ZJK Industrial CEO, Ning Ding, commented, “ZJK’s strong growth in 2024 is a testament to the surging demand for our high-precision components across AI data centers, consumer electronics, and new energy sectors. As a trusted supplier to many global leaders, we are proud to deliver reliable, cutting-edge solutions that power the next generation of technology. Our unwavering commitment to customer first orientation, providing first-class innovative solutions and expanding our existing strategic collaborations continues to strengthen our position in precision manufacturing.”

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com